May 6, 2005

Mail Stop 0511

Mr. Steven M. Hershman, President
Loans4Less.com, Inc.
210 Avenue I, Suites E and F
Redondo Beach, California 90277

Re: 	Loans4Less.com, Inc
      File No. 24-10109
	Offering Statement Form 1-A
	Filed on April 8, 2005

Dear Mr. Hershman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.  Notification
Item 1 - Significant Parties

1. For each of the company`s directors and officers and for counsel of the company, please include the person`s personal address as required by Item 1 of the Form 1-A.

2. Please provide the disclosure required by Item 1 of Form 1-A for each person listed or indicate it is not applicable. It appears there should be disclosure regarding beneficial owners of 5% or more of any class of the issuer`s securities and promoters of the company.



Item 4.  Jurisdiction in Which Securities Are to be Offered

3. The disclosure should be revised to note if true that the securities have been or will be registered in the listed jurisdictions.

4. Please revise this section to describe in more detail the method by which the securities will be offered. See Item 4(b) of Form 1-A.

Item 5.  Unregistered Securities Issued or Sold Within One Year

5. Disclose the type of services provided in each transaction and the value placed upon those services.

6. For each of the transactions, please indicate the section of the
Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. See Item 5(c) of
Form 1-A.

Part II.  Offering Circular
General

7. Please revise the disclosure to be consistent with the order found in Model B. Note that the risk factors section should immediately follow the summary in the forepart of the offering circular. See
Item 3 of Model B.

8. While there is no technical requirement to provide a discussion of historical results of operations under Model B of Form 1-A, in this case we believe that such disclosures are necessary to ensure that investors are provided with all material information pertaining to the company. Specifically, we note that your revenue declined by over
50% from 2003 to 2004, and net income declined by over 90% over the same period. For the quarter ended March 31, 2005, it appears that these negative trends have continued. Accordingly, please provide a discussion of your historical results of operations in accordance with Question 48 of Model A of Form 1-A.

Cover Page

9. The cover page should set forth the termination date of the offering, and any arrangements to place the funds received in an escrow, trust or similar arrangement. See Item 2 of Model B.

10. Please indicate that funds in the escrow account will be promptly returned to the investors if the minimum is not reached after the offering terminates. See Rule 10b-9 of the Securities Exchange Act of
1934.  Revise throughout the offering circular as appropriate.

11. In a footnote to the table, please disclose the estimated offering expenses.

12. Please explain the reference to 522,000 shares of common stock underlying 522,000 shares of Series B 6.75% Convertible Preferred Stock. Are you registering the resale of the common stock? What is the price of the securities in this offering? We may have further comment.

Description of the Business, page 2

13. Please describe the general developments of the business of Loans4Less.com Inc. during the past five years and before its acquisition of Union Discount Mortgage. Please include the date of incorporation of Loans4Less.com, Inc. Describe the affiliation of Loans4Less with Union Discount Mortgage before its acquisition of Union Discount Mortgage.

14. Please explain the "`A` rated potential borrowers."

15. Please explain the "subprime market place."

16. Please provide in greater detail a discussion of your business activities as a mortgage broker.

17. Please explain how you currently attract potential borrowers through your website.

18. Please describe the principal terms of the agreement between the company and BrioRealty.com. Include the fee arrangement between the company and BrioRealty. Please file the agreement as an exhibit. Also describe how BrioRealty provides the company with a continuous supply of active borrowers. In the management`s discussion and analysis section, it may be useful to discuss the amount of revenue that the company received during the previous fiscal year from this arrangement.

19. Does the company receive a fee for the pre-qualification form?

20. Please explain the "lending network."

21. Please explain "deliverable rates" and "closing costs."

22. Please describe whether the company receives a fee when persons access its website and use the rate tracker and mortgage calculator.

23. Please describe the "wholesale lending institutions." Please describe any agreements that the company has entered into with the lending institutions. All material agreements should be filed as exhibits.

24. Please explain the terms which describe the institutional portfolio loans, e.g., cost of funds index, negative amortization adjustable rate mortgages etc.

25. Please describe whether Platinum Properties is a wholly owned subsidiary of Loans4Less. It may be appropriate to create a subsection that discusses the business of Platinum Properties.

26. In discussing how the company earns revenue, please describe each of the methods in more detail. It may be helpful to include percentages. In the management discussion and analysis section, it may be helpful to discuss the historic revenues for each of these methods.

27. Please explain in detail the statement "[a]fter it becomes public, the Company does not intend to engage in any activities in any active securities trading, but may from time to time purchase certain securities for strategic investment purposes, if the Company determines such purchases as appropriate."

28. Please describe the principal market for and methods of distribution of such products and services. See Item 6(a)(1)(ii) of
Model B.

29. Please revise to indicate the company`s competitive position in the industry and the principal methods of competition. See Item
6(a)(2) of Model B.

Current Operations, page 3

30. Please disclose the total number of employees, in addition to the number of full-time employees. See Item 6(a)(1)(iv) of Model B.

31. Please describe generally the positions of the seven full-time employees.

32. Please discuss the affiliation between your company and Union
Discount at the time of the acquisition. Was Mr. Hershman the control person for Loans4Less.com prior to the acquisition?

33. Please discuss in more detail existing or probable governmental regulations. See Item 6(a)(2) of Model B. Discuss in greater detail the licensing requirements.

34. Please discuss whether the company is dependent on one or a few major suppliers. See Item 6(a)(2) of Model B.

35. Please describe generally the principal terms of the agreements between the company and the mortgage lenders listed on the top of page 4.




Business Plan, page 4

36. In general, some of the information in the business plan subsection appears promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. All claims of a speculative nature not fully supported in the document should be deleted. We refer, for example, to the reference "major lending portal," "significant intangible value," or "will continue as an ever greater resource to consumers shopping for mortgages . . . and will grow considerably in the future." Please revise accordingly.

37. Please significantly revise the business plan subsection to limit the discussion to a specific plan of operations for the next twelve months. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Description of Property, page 5

38. We note that the company states that it "shares offices."
Please
explain.  Also, name the party from whom you lease the space.

Directors, Executive Officers and Significant Employees, page 5

39. Please disclose the period during which each director has served in this position.

40. Please provide a brief account of each person`s business experience during the past five years. For each job held, please include the name of the company and the start date and ending date by month and year. Also indicate the principal business of any corporation or other organization where the occupation or employment was carried on. For example, please see the business experience for
Julia Leah Greenfield. Also for Steven Hershman, please specifically describe his experience in the mortgage loan business and securities market business prior to 1993 or remove the reference.

41. Please provide more information regarding the claim of accounting failings.

Remuneration of Directors and Officers, page 7

42. Please include the amount of remuneration in the table.

43. Please describe the fully paid securities received by Steven
Hershman. Also describe if a valuation can be given for the Convertible Preferred Stock issued to Mr. Hershman.

44. Please include the three highest paid persons who are officers or directors in the executive compensation table. Also, disclose whether you have any compensation arrangements or agreements with your executive officers.

Security Ownership of Management and Certain Securityholders, page
7

45. Please revise the percentages before the offering. It appears that the 25.5 million shares of common stock owned by Mr. Hershman would be 98.6% of the common stock outstanding assuming no conversion before the offering.

46. In the table, please include a line item for all officer and directors as a group. See Item 10 of Model B.

Interest of Management and Others in Certain Transactions, page 8

47. Please include the amount of interest that Steven Hershman received in connection with the described transactions.

Plan of Distribution, page 11

48. We note that the company may accept partial investment amounts at its option. Please explain how this will be determined and reconcile with the disclosure that there is a minimum investment of 5,000 shares in this offering.

49. For each person who will be selling the securities on behalf of the company, please set forth the basis of their qualification under
Rule 3a4-1 under the Securities Exchange Act of 1934 with respect to each element of the safe harbor.

50. You need to indicate how your officers and directors will sell the securities. You must outline your plan of distribution.

51. Please revise to identify the officers and directors who will sell the shares.

52. You indicate that the offering is subject to the terms and conditions of the subscription letter that accompanies the offering circular. Revise to summarize the applicable terms and conditions of the subscription letter.

53. Please describe the escrow arrangements and the return of funds to subscribers if the minimum is not sold.

54. We note that you plan to offer the securities through brokers or dealers not yet identified. Please disclose when you plan to identify them.

Use of Proceeds, page 11

55. Please provide the disclosure required by Item 5 of Model B.
Include a use of proceeds table including the use of proceeds for the minimum, maximum and various levels between the two.

Dilution, page 12

56. Please revise the dilution tables to include this information for varying levels of proceeds between the minimum and maximum.

57. Please remove the statement "[a]lthough the Company has showed a profit in the past three years."

58. We note the statement "purchasers of the shares may experience immediate dilution." Please revise to state that purchasers will experience immediate dilution

Summary

59. Note that it may be helpful to provide a brief summary of the information in the offering circular. The offering should be brief and provide an overview of key aspects of the offering.

Risk Factors, page 14

60. Please avoid the generic conclusion you reach in some of your risk factors that the risk would have a material adverse impact, will harm or will adversely affect the company. Instead, replace this language with specific disclosure of how your business and operations would be affected.

61. In risk factor three, you state that "[t]he company has had profitable operations in California." Please revise the risk factor to focus only upon the risk.

62. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. Please revise risk factor nine to cite a particular risk or delete it.

63. Please include a risk factor regarding the lack of a market for your common stock.





Union Discount Mortgage Financial Statements for the Years ended
December 31, 2004 and 2003
General


64. Please consider combining the financial statements for each year into a single set of financial statements with one set of footnotes covering both periods. Also, please revise the financial statements to clearly indicate the time periods to which they relate (e.g. - year ended December 31, 2004).

65. We note that your financial statements do not include a statement of stockholders` equity, which is required for financial statements prepared in accordance with generally accepted accounting principles.
Please revise the filing to include a statement of stockholders` equity for each period presented.

66. We note that many assets and liabilities are classified based on the bank or brokerage account name (for assets) or vendor name (for liabilities). Please revise your descriptions through the financial statements to reflect captions that are consistent with those typically used in financial statements (e.g. - cash and cash equivalents, short-term investments, notes receivable, accounts payable, accrued expenses, etc.).

67. We note your disclosure that states the company had immaterial accrued assets or liabilities at each respective balance sheet date.
Please revise your disclosure to eliminate this reference. To the extent that any items are required to be accrued under generally accepted accounting principles, revise the financial statements accordingly.

Balance Sheet

68. Please disclose the par value of your common stock (if any), and the number of shares authorized, issued and outstanding at each balance sheet date.

69. Please combine the various captions shown (stockholder distributions, retained earnings, current year net income) into a single total for retained earnings.

Income Statement

70. We note the operating expense titled "rebates". Please tell us supplementally what this expense item is comprised of, and your basis in the accounting literature for its treatment as an operating expense.

71. Please disclose earnings per share on the income statement as required by paragraph 36 of FAS 128.


Cash Flow Statement

72. The statement of cash flows for each period does not comply with generally accepted accounting principles. Please prepare a cash flow statement for each respective period in accordance with FAS 95, Statement of Cash Flows.

Revenue Recognition Footnotes

73. Please expand your disclosure regarding revenue recognition to address each of the primary criteria in Staff Accounting Bulletin No.
104 (evidence of an arrangement, delivery or performance, selling price fixed or determinable, collectibility is reasonably assured) as they pertain to your business. We note that your financial statements do not include any accounts receivable balances.
Please
tell us supplementally whether this means that revenue is not recognized until any amounts payable to the company have been collected (assuming that all other criteria for revenue recognition are met).

Notes Receivable

74. Please tell us supplementally why the notes receivable were classified as non-current at December 31, 2003, as your disclosure states that such amounts were due in March 2004 and October 2004. Please revise your disclosure to state whether the notes receivable have been collected, and revise the financial statements to reflect the notes receivable as current assets at December 31, 2003.

Retirement Plan

75. We note your disclosure that for the year ended December 31, 2003, contributions of $69,000 were made to the retirement plan, representing 25% of gross salaries, limited to a maximum of $40,000 per participant. In addition, we note that employee and payroll tax expense was approximately $175,000 in 2003, compared to approximately
$477,000 in 2004. Please tell us supplementally whether a portion of the expense recorded in 2004 relates to services performed in 2003, and if so, revise the financial statements to reflect the costs incurred for each year on an accrual basis. If you believe that the payroll expense for each year is properly stated, please tell us what factors accounted for the significant increase in expenses. Also, please tell us how the retirement plan contribution of $69,000 for 2003 was made in accordance with the terms of the plan, as the contribution appears to represent approximately 40% of the total employee and payroll tax expense for the year.

Marketable Securities

76. Please revise your disclosure to indicate how your investments are classified in accordance with FAS 115. We note that your statement of operations includes both realized and unrealized gains relating to investments, which would appear to indicate that investments are classified as trading under FAS 115, as opposed to available-for-sale or held-to-maturity. If any securities are classified as held-to-maturity, please tell us supplementally whether there have been any instances in which a security classified as held-to-maturity was sold prior to its maturity date, and if so, the circumstances surrounding management`s determination to sell the security.

Property and Equipment

77. We note your disclosure that depreciation of property and equipment is calculated using the straight-line and accelerated methods. If both methods are used for financial reporting purposes, please disclose which method applies to each major asset category. If the accelerated method is only used for tax purposes, please delete the reference to this method in your disclosure.

J.P. Morgan Invest, LLC

78. Please revise your disclosure to clearly indicate whether the securities and credit line represent the assets and liabilities of the company. Also, please revise the disclosure to include all material terms of the credit line, including the interest rate, and any available but unused credit facilities at each balance sheet date.

Line of Credit

79. Please revise your disclosure to indicate the maximum borrowing amount of the line of credit.

Legal Costs

80. We note your disclosure regarding the legal expenses incurred in
2004 relating to the establishment of the Loans4Less.com 2004
Stock
Option Plan. Please tell us supplementally whether there are any stock options outstanding at each balance sheet date. If there are any stock options outstanding, revise the financial statements to include all of the disclosures required under APB 25, FAS 123, FAS 148 and paragraph 40 of FAS 128.

Loans4Less.com Financial Statements for the period ended March 31,
2005
General

81. The financial statements should be updated as necessary to comply with paragraphs (1) and (2) of Part F/S of Form 1-A at the qualifying date.

82. Please revise the financial statements to include a statement of stockholders` equity, and a revised cash flow statement prepared in accordance with FAS 95. In addition, please revise the financial statements to reflect captions that are consistent with those typically used in financial statements. Lastly, please revise the financial statements as necessary to address our prior comments regarding the Union Discount Mortgage financial statements, to the extent that such comments are also applicable to the Loans4Less.com financial statements.

83. Based on your disclosures, it appears that the acquisition of Union Discount Mortgage, Inc. by Loans4Less.com, Inc. is a recapitalization of Union Discount Mortgage into Loans4Less.com. Accordingly, the financial statements should reflect the historical financial statements of Union Discount Mortgage, combined with the new capital structure of Loans4Less.com. Typically, this is reflected in the financial statements by showing the issuance of stock by the operating company (Union Discount Mortgage) to acquire the net monetary assets of the non-operating shell company (Loans4Less.com).
As a result, at the date of the acquisition, the retained earnings balance will equal the historical balance for the operating company
(Union Discount Mortgage), rather than being reset to zero as has been done in your financial statements. Please revise the financial statements and related disclosures accordingly. Also, please describe the material terms of the recapitalization in Note 1 - Description of Business.

84. Please revise the balance sheet to reflect the outstanding common stock and Series A and B preferred stock as of the balance sheet date, with disclosure of the shares authorized, issued and outstanding for each class of security. Also, please provide the disclosures required by FAS 129 regarding your capital structure (which are similar to your disclosures on page 10 of the offering circular) in the footnotes to the financial statements.

Note 9 - J.P. Morgan Invest, LLC

85. Please tell us supplementally how this transaction relates to the merger agreement between Union Discount Mortgage and Loans4Less.com, which appears to describe an exchange of equity interests rather than a distribution of assets. If the transaction represents a dividend to your major shareholder that was contemplated at the date of acquisition, please revise your disclosure accordingly, and reflect the dividend payment in your statement of stockholders` equity. We may have additional comments after reviewing your response.

Pro Forma Financial Statements

86. Please remove all of the pro forma financial statements that were included in the offering circular, as the information that was provided is not what was intended by Item 4 of Part F/S of Form 1-A.
It does not appear that any pro forma financial information is required in your filing, as there are no disclosures regarding any significant business combinations which have occurred or are probable.


Exhibits

87. Please file an executed copy of the agreement and plan of reorganization.

88. Please reconcile the number of shares being offered in this offering circular with the disclosure in the escrow agreement. The escrow agreement should set forth the terms of the escrow agreement, including the requirements that must be met to break escrow.

89. Please file a legality opinion.

Closing Comments

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested qualification date.

      You may contact Carlton Tartar at (202) 551-3387 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Pamela Howell, who supervised the review of your filing, at
(202)
551-3357.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Lee W. Cassidy
	Fax (202) 745-1920

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Loans4Less.com Inc.
May 6, 2005
Page 1